April 28, 2006


Mail Stop 04-09

David Lichtenstein
c/o The Lightstone Group
326 Third Street
Lakewood, New Jersey 08701

	RE:	Lightstone Value Plus Real Estate Investment Trust, Inc.
      Registration Statement on Form S-11
      File No. 333-117367
      Filed on April 24, 2006

Dear Mr. Lichtenstein:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1. On page 6 you disclose that you are not able to satisfy the requirements of Item 15 of Form S-11 because the seller has been uncooperative. Please advise us whether it is possible, based on the diligence performed by Prime or you on the property, to provide any comparable disclosure with respect to historical occupancy or rent rates.

2. Refer to your Consolidated Statements of Cash Flows on page F-
6.
Please explain to us how an increase in due to affiliates generated positive cash flows from operations in the amount of $305,567 for the year ended December 31, 2005. For instance, your disclosure on page
35 indicates that $225,966 of this amount represents offering costs incurred by your advisor on your behalf which suggests all of your cash flows provided by operating activities reflects non-cash activity. Refer also to paragraph 32 of SFAS 95 with respect to reporting non-cash financing activities.

3. Please revise the "Dividends Declared" section on page 20 to more clearly disclose the source of your distributions. In particular:

* Please disclose the aggregate amount of distributions paid compared with your historical cash flow from operations. Since your operating cash flows were insufficient to pay the distributions, please disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources may include such items as borrowings from related parties, bank borrowings, proceeds from equity offerings, etc.

* Please update your risk factors to discuss the risk that your distributions exceed your cash flow from operations.

4. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.


*  *  *  *

      As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3852 with any other questions.

						Sincerely,


						Michael McTiernan
						Special Counsel

cc:  	Peter Fass (via facsimile)
	Proskauer Rose LLP


David Lichtenstein
Lightstone Value Plus Real Estate Investment Trust, Inc.
April 28, 2006
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